Press Release - Sodastream

Exhibit 99.1

SODASTREAM REPORTS RECORD SECOND QUARTER RESULTS

Second Quarter Revenue Increased 29% to $132.4 Million

Second Quarter Net Income Increased 36% to $12.9 Million

Second Quarter Diluted Earnings Per Share Increased 33% to $0.60

Second Quarter Adjusted Diluted Earnings Per Share Increased 42% to $0.74

AIRPORT CITY, Israel – July 31, 2013 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and six month periods ended June 30, 2013.

For the second quarter ended June 30, 2013:

•	Revenue increased 28.5% to $132.4 million from $103.0 million in the second quarter 2012.
•	EBITDA increased 47.6% to $18.0 million from $12.2 million, and Adjusted EBITDA increased 53.9% to $21.0 million from $13.6 million in the second quarter 2012.
•	Net income increased 36.1% to $12.9 million compared to $9.5 million in the second quarter 2012, and Adjusted net income was $15.8 million compared to $10.9 million in the second quarter 2012.
•	Diluted earnings per share increased 33.3% to $0.60, compared to $0.45 in the second quarter 2012 and Adjusted diluted earnings per share were $0.74 compared to $0.52 in the second quarter 2012.

Daniel Birnbaum, Chief Executive Officer of SodaStream, commented, "Our business performed very well during the second quarter, with revenue up 29% year-over-year on top of very strong gains a year ago that were fueled by the launch at Wal-Mart. Importantly, operating income grew at a faster pace than revenue as we leveraged expenses to drive earnings per share ahead of expectations. With global first half unit sales of soda makers, gas refills and flavors up 18%, 30%, and 25% respectively, we are making great progress against our plan to grow our installed base and strengthen user loyalty. Our strong momentum in the Americas and Western Europe, combined with improving trends in Asia-Pacific, position us well to achieve our upwardly revised outlook for 2013.”

Second Quarter 2013 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	June 30, 2012	June 30, 2013	Increase (decrease)	Increase (decrease)
	In Millions USD			%
The Americas	$30.7	$47.4	$16.7	55%
Western Europe	54.0	68.1	14.1	26%
Asia-Pacific	9.9	10.8	0.9	9%
Central & Eastern Europe, Middle East, Africa	8.4	6.1	(2.3)	(27%)
Total	$103.0	$132.4	$29.4	29%

Press Release - Sodastream

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	June 30, 2012	June 30, 2013	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$39.8	$49.9	$10.1	25%
Consumables	61.6	78.9	17.3	28%
Other	1.6	3.6	2.0	134%
Total	$103.0	$132.4	$29.4	29%

Product Segment Unit Breakdown
	Three Months Ended
	June 30, 2012	June 30, 2013	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	764	935	171	22%
CO2 Refills	4,230	5,542	1,312	31%
Flavors	7,200	8,505	1,305	18%

Gross margin for the second quarter 2013 was 54.3% compared to 54.4% for the same period in 2012, with continued impact of the dependency on manufacturing by subcontractors.

Sales and marketing expenses for the second quarter 2013 totaled $43.6 million, or 33.0% of revenue, compared to $37.1 million, or 36.0% of revenue for the comparable period in the prior year. The 300 basis point improvement in sales and marketing expenses as a percent of revenue is mainly attributable to lower advertising and promotion expense as a percent of revenue of 15.1% compared to 17.8% in the second quarter 2012 driven by higher revenue.

General and administrative expenses for the second quarter 2013 were $13.6 million, or 10.3% of revenue, compared to $9.2 million, or 9.0% of revenue in the comparable period of last year, mainly due to an increase of $1.6 million in share-based compensation expense to $3.0 million in the quarter, compared to $1.4 million in the second quarter 2012, additional expenses related to our Canadian distribution and additional infrastructure to support growth.

Operating income increased 50.8% to $14.7 million, or 11.1% of revenue, compared to $9.7 million, or 9.5% of revenue in the second quarter 2012.

Tax expense was $1.1 million representing a 7.9% effective tax rate compared to $134,000 or a 1.4% effective tax rate in the second quarter 2012. This increase in effective tax rate is primarily due to the release of past-years’ tax provisions in the second quarter 2012 not recurring in the current period.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at June 30, 2013 were $35.2 million compared to $62.1 million at December 31, 2012. The decrease is primarily attributable to the investment in our new production facility, an increase in working capital and the purchase of our Italian distributor’s business.
•	The Company had $16.1 million of bank debt at June 30, 2013 mainly for financing the investments in the new production facility, compared to no bank debt at December 31, 2012.
•	Working capital at June 30, 2013 increased 55.5% to $148.0 million compared to $95.1 million at December 31, 2012. Inventories at June 30, 2013 increased 27.5% to $143.7 million compared to $112.7 million at December 31, 2012, mainly due to additional inventory from the acquisition of our Italian distributor’s business and the increased revenue.

Press Release - Sodastream

Guidance

Based on second quarter results and current projections for the remainder of the year, the Company is raising its outlook.

•	The Company now expects full year 2013 revenue to increase approximately 30% over 2012 revenue of $436.3 million, up from its previous guidance of 27%.
•	The Company now expects full year 2013 Adjusted EBITDA to increase approximately 38% over 2012 Adjusted EBITDA of $61.1 million, up from its previous guidance of 36%.
•	The Company now expects full year 2013 Adjusted net income, which excludes share-based compensation expense, to increase approximately 30% over the Adjusted net income of $50.0 million reported in 2012, up from its previous guidance of 27%.
•	The Company expects full year 2013 net income to increase approximately 23% over 2012 net income of $43.9 million, up from its previous guidance of 20%.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, July 31, 2013) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the share-based compensation expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense.

Press Release - Sodastream

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which exclude share-based compensation expense, should be considered in evaluating the Company’s operations. Adjusted net income and Adjusted diluted EPS exclude share-based compensation because it is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Press Release - Sodastream

Consolidated Statements of Operations
In thousands (other than per share amounts)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
Revenue	$190,887	$250,029	$103,019	$132,390
Cost of revenue	86,521	114,006	47,016	60,452

Gross profit	104,366	136,023	56,003	71,938

Operating expenses
Sales and marketing	64,351	82,498	37,083	43,639
General and administrative	18,866	25,226	9,225	13,617
Other income, net	(80)	-	(41)	-

Total operating expenses	83,137	107,724	46,267	57,256

Operating income	21,229	28,299	9,736	14,682

Interest expense, net	5	154	128	129
Other financial expense, net	154	792	24	582

Total financial expense, net	159	946	152	711

Income before income taxes	21,070	27,353	9,584	13,971

Income tax expense	1,509	2,406	134	1,108

Net income for the period	$19,561	$24,947	$9,450	$12,863

Net income per share
Basic	$0.97	$1.20	$0.47	$0.62
Diluted	$0.94	$1.17	$0.45	$0.60

Weighted average number of shares
Basic	20,217	20,719	20,289	20,756
Diluted	20,913	21,318	20,932	21,416

Press Release - Sodastream

Consolidated Balance Sheets as of

	December 31,	June 30,
	2012	2013
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$62,068	$25,200
Bank deposits	-	10,000
Inventories	112,679	143,692
Trade receivables	86,650	93,346
Other receivables	28,021	25,794
Derivative financial instruments	803	1,622
Assets classified as available-for-sale	868	879
Total current assets	291,089	300,533

Property, plant and equipment	76,906	92,369
Intangible assets	41,978	45,410
Deferred tax assets	2,133	2,312
Other receivables	271	276
Total non-current assets	121,288	140,367

Total assets	412,377	440,900

Liabilities
Loans and borrowings	-	16,143
Derivative financial instruments	261	-
Trade payables	86,431	72,737
Income tax payable	8,866	10,215
Provisions	1,304	1,519
Other current liabilities	37,022	32,912
Total current liabilities	133,884	133,526

Employee benefits	1,939	2,005
Provisions	537	549
Deferred tax liabilities	1,527	2,350
Total non-current liabilities	4,003	4,904

Total liabilities	137,887	138,430

Shareholders’ equity
Share capital	3,330	3,356
Share premium	178,338	185,654
Translation reserve	3,628	(681)
Retained earnings	89,194	114,141
Total shareholders’ equity	274,490	302,470

Total liabilities and shareholders’ equity	$412,377	$440,900

Press Release - Sodastream

Consolidated Statements of Cash Flows

	For the six months ended		For the three months ended
	June 30,		June 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$19,561	$24,947	$9,450	$12,863

Adjustments:
Amortization of intangible assets	687	1,140	344	712
Change in fair value of derivative financial instruments	504	(537)	(774)	(537)
Exchange rate differences on bank deposits	-	-	1,094	-
Depreciation of property, plant and equipment	3,818	5,777	2,167	3,224
Share based payment	2,835	5,354	1,424	2,960
Interest expense, net	5	154	128	129
Income tax expense	1,509	2,406	134	1,108
	28,919	39,241	13,967	20,459
Increase in inventories	(12,541)	(24,784)	(2,639)	(14,982)
Increase in trade and other receivables	(21,798)	(19,369)	(4,635)	(30,558)
Increase (decrease) in trade payables	12,464	(13,232)	11,921	6,001
Decrease in employee benefits	(13)	(1)	(33)	(15)
Increase (decrease) in provisions and other current liabilities	4,459	(5,238)	2,668	6,860
	11,490	(23,383)	21,249	(12,235)
Interest paid	(237)	(179)	(123)	(125)
Income tax received	1,486	3,539	143	91
Income tax paid	(2,291)	(966)	(1,098)	(256)
Net cash from (used in) operating activities	10,448	(20,989)	20,171	(12,525)

Cash flows from investing activities
Interest received	1,079	94	949	36
Investment in bank deposits	(10,000)	(10,000)	(10,000)	(10,000)
Proceeds from bank deposits	38,919	-	38,919	-
Proceeds from (payments for) derivative financial instruments, net	(554)	(543)	(760)	562
Acquisition of subsidiary, net of cash acquired	(9,758)	(1,179)	-	(1,179)
Acquisition of property, plant and equipment	(14,506)	(19,328)	(10,379)	(8,724)
Acquisition of intangible assets	(963)	(2,489)	(723)	(1,380)
Net cash from (used in) investing activities	4,217	(33,445)	18,006	(20,685)

Cash flows from financing activities
Proceeds from exercise of employee share options	1,274	1,832	686	681
Change in short-term debt	(3,873)	16,143	(2,951)	8,070
Net cash from (used in) financing activities	(2,599)	17,975	(2,265)	8,751

Net increase (decrease) in cash and cash equivalents	12,066	(36,459)	35,912	(24,459)
Cash and cash equivalents at the beginning of the period	34,769	62,068	11,090	49,888
Effect of exchange rates fluctuations on cash and cash equivalents	(242)	(409)	(409)	(229)

Cash and cash equivalents at the end of the period	$46,593	$25,200	$46,593	$25,200

Press Release - Sodastream

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central and Eastern Europe, Middle East, Africa	Total
	(In thousands)
Six months ended:
June 30, 2012 (Unaudited)	$56,283	99,725	19,868	15,011	$190,887
June 30, 2013 (Unaudited)	$95,712	121,385	20,151	12,781	$250,029

Three months ended:
June 30, 2012 (Unaudited)	$30,650	54,074	9,927	8,368	$103,019
June 30, 2013 (Unaudited)	$47,373	68,087	10,832	6,098	$132,390

Press Release - Sodastream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Six months ended June 30,
	2012			2013
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$190,887	$-	$190,887	$250,029	$-	$250,029
Cost of revenue	86,521	-	86,521	114,006	-	114,006

Gross profit	104,366	-	104,366	136,023	-	136,023

Operating expenses
Sales and marketing	64,351	-	64,351	82,498	-	82,498
General and administrative	18,866	(2,835)	16,031	25,226	(5,354)	19,872
Other income, net	(80)	-	(80)	-	-	-

Total operating expenses	83,137	(2,835)	80,302	107,724	(5,354)	102,370

Operating income	21,229	2,835	24,064	28,299	5,354	33,653

Interest expense, net	5	-	5	154	-	154
Other financial expense, net	154	-	154	792	-	792

Total financial expense, net	159	-	159	946	-	946

Income before income taxes	21,070	2,835	23,905	27,353	5,354	32,707

Income tax expense	1,509	-	1,509	2,406	-	2,406

Net income for the period	$19,561	$2,835	$22,396	$24,947	$5,354	$30,301

Net income per share
Basic	$0.97		$1.11	$1.20		$1.46
Diluted	$0.94		$1.07	$1.17		$1.42

Weighted average number of shares
Basic	20,217		20,217	20,719		20,719
Diluted	20,913		20,913	21,318		21,318

Press Release - Sodastream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Three months ended June 30,
	2012			2013
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$103,019	$-	$103,019	$132,390	$-	$132,390
Cost of revenue	47,016	-	47,016	60,452	-	60,452

Gross profit	56,003	-	56,003	71,938	-	71,938

Operating expenses
Sales and marketing	37,083	-	37,083	43,639	-	43,639
General and administrative	9,225	(1,424)	7,801	13,617	(2,960)	10,657
Other income, net	(41)	-	(41)	-	-	-

Total operating expenses	46,267	(1,424)	44,843	57,256	(2,960)	54,296

Operating income	9,736	1,424	11,160	14,682	2,960	17,642

Interest expense, net	128	-	128	129	-	129
Other financial expense, net	24	-	24	582	-	582

Total financial expense, net	152	-	152	711	-	711

Income before income taxes	9,584	1,424	11,008	13,971	2,960	16,931

Income tax expense	134	-	134	1,108	-	1,108

Net income for the period	$9,450	$1,424	$10,874	$12,863	$2,960	$15,823

Net income per share
Basic	$0.47		$0.54	$0.62		$0.76
Diluted	$0.45		$0.52	$0.60		$0.74

Weighted average number of shares
Basic	20,289		20,289	20,756		20,756
Diluted	20,932		20,932	21,416		21,416

Press Release - Sodastream

EBITDA and Adjusted EBITDA
	Six months ended		Three months ended
	June 30,		June 30,
	2012	2013	2012	2013
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$19,561	$24,947	$9,450	$12,863
Interest expense, net	5	154	128	129
Income tax expense	1,509	2,406	134	1,108
Depreciation and amortization	4,505	6,917	2,511	3,936
EBITDA	25,580	34,424	12,223	18,036

Share based payment	2,835	5,354	1,424	2,960
Adjusted EBITDA	$28,415	$39,778	$13,647	$20,996

Press Release - Sodastream

The following tables present the Company’s revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$73,314	$92,866	$39,830	$49,914
Consumables	114,050	150,893	61,631	78,831
Other	3,523	6,270	1,558	3,645
Total	$190,887	$250,029	$103,019	$132,390

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	38.4%	37.1%	38.7%	37.7%
Consumables	59.8%	60.4%	59.8%	59.5%
Other	1.8%	2.5%	1.5%	2.8%
Total	100.0%	100.0%	100.0%	100.0%

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